UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

WOODSIDE ENERGY GROUP LTD

(Exact name of the registrant as specified in its charter)

Australia	001-4140	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Mia Yellagonga, 11 Mount Street, Perth, Western Australia	6000
(Address of principal executive offices)	(Zip code)

Vanessa Martin

Woodside Energy Group Ltd

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000

Telephone No.: +61 (8) 9348 4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 31 December, 2024.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01  Resource Extraction Issuer Disclosure and Report

Section 13(q) of the Securities Exchange Act of 1934, as amended, and Rule 13q-1 and Form SD promulgated thereunder (collectively, the “Resource Extraction Payment Rules”) require resource extraction issuers to disclose payments made to the U.S. federal government or a foreign government for the purpose of the commercial development of oil, natural gas or minerals. In accordance with the Resource Extraction Payment Rules, this Form SD covers such payments made by Woodside Energy Group Ltd and its subsidiaries (collectively, “Woodside”, “we”, “our” or the “group”) for the fiscal year ended 31 December, 2024. Terms and phrases used but not defined in this Form SD have the meanings provided under the Resource Extraction Payment Rules.

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 Exhibits Item

3.01  Exhibits

The following exhibit is included as part of this report.

Exhibit 2.01 – Our Report on Payments to Governments for the year ended December  31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WOODSIDE ENERGY GROUP LTD (Registrant)

By:	/s/ Graham Tiver	Date:	22 September 2025
Name:	Graham Tiver
Title:	Executive Vice President and Chief Financial Officer